Exhibit 99.1

DHT Holdings, Inc. Fourth Quarter 2018 Results

HAMILTON, BERMUDA, February 6, 2019 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced:

FINANCIAL AND OPERATIONAL HIGHLIGHTS:

USD mill. (except per share)	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	2018	2017
Adjusted Net Revenue[1]	85.2	48.2	34.4	46.2	56.6	214.8	241.8
Adjusted EBITDA[2]	61.3	25.1	12.7	24.0	33.5	123.2	152.1
Net Income/(Loss)	12.0	(21.5) [3]	(28.2)	(9.2)	(7.5) [3]	(46.9)[3]	6.6[3]
EPS – basic	0.08	(0.15)	(0.20)	(0.06)	(0.05)	(0.33)	0.05
EPS – diluted[4]	0.08	(0.15)	(0.20)	(0.06)	(0.05)	(0.33)	0.05
Interest Bearing Debt	967.3	935.1	856.0	764.4	786.2	967.3	786.2
Cash	94.9	86.6	76.9	69.8	77.3	94.9	77.3
Dividend[5]	0.05	0.02	0.02	0.02	0.02	0.11	0.14
Spot Exposure[6]	78.8%	72.0%	70.4%	70.7%	73.6%	73.2%	66.4%
Unscheduled off hire[6]	0.1%	0.1%	0.0%	0.1%	0.1%	0.1%	0.2%
Scheduled off hire[6]	3.0%	0.0%	0.0%	0.7%	0.3%	1.0%	2.0%

QUARTERLY HIGHLIGHTS:

•
Adjusted EBITDA for the quarter of $61.3 million. Net income for the quarter of $12.0 million or $0.08 per basic share. Adjusted for a non-cash change in fair value related to interest rate derivatives of $6.2 million, the result would be $0.13 per basic share.

•
The Company’s VLCCs achieved time charter equivalent earnings of $34,900 per day in the fourth quarter of 2018 of which the Company’s VLCCs on time-charter earned $35,000 per day and the Company’s VLCCs operating in the spot market achieved $34,800 per day.

•	Thus far in the first quarter of 2019, 67% of the available VLCC spot days have been booked at an average rate of $37,200 per day.

•
For the fourth quarter of 2018, the Company will return $12.1 million to shareholders equal to 67% of net income adjusted for a non-cash change in fair value related to interest rate derivatives of $6.2 million. The return of capital is comprised of $5.0 million in the form of share buyback (1,228,440 shares at an average price of $4.07 per share) and $7.1 million in the form of a cash dividend. The cash dividend of $0.05 per share is payable on February 26, 2019 to shareholders of record as of February 19, 2019.

•	On October 8, 2018, the Company took delivery of DHT Mustang, the last of its two VLCC newbuildings from HHI. A total of $51.4 million of debt was drawn in connection with the delivery.

•
In October 2018, the Company agreed on main terms to sell DHT Cathy and DHT Sophie for $24.3 million enbloc. The vessels were delivered to the buyer in December 2018. We recorded an impairment of $3.5 million in the third quarter in connection with the sale. Outstanding debt of $8.7 million was repaid in December 2018.

SUBSEQUENT EVENTS HIGHLIGHTS:

•
As of February 6, 2019 DHT has a fleet of 27 VLCCs. The total dwt of the fleet is 8,360,740. For more details on the fleet, please refer to our web site: http://dhtankers.com/index.php?name=About_DHT%2FFleet.html.

Footnotes:
1Shipping Revenues net of voyage expenses.
2 Shipping Revenues net of voyage expenses, vessel operating expenses and general and administrative expenses.
3Q3 2018 includes a non-cash impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie, Q4 2017 includes a non-cash impairment charge of $1.1 million and a net loss of $3.3 million related to the sale of DHT Eagle and DHT Utah. 2018 includes impairment charge of $3.5 million related to the sale of DHT Cathy and DHT Sophie and 2017 includes impairment charges of $8.5 million and net loss of $3.5 million related to sale of vessels.
4Diluted shares include the dilutive effect of the convertible senior notes and restricted shares granted to management and members of the board of directors.
5Per common share.
6As % of total operating days in period.

FOURTH QUARTER 2018 FINANCIALS

Shipping revenues for the fourth quarter of 2018 of $138.6 million compared to shipping revenues of $92.2 million in the fourth quarter of 2017. The change from the 2017 period to the 2018 period was due higher tanker rates partly offset by a non-cash IFRS 15 adjustment of $2.8 million.

Voyage expenses for the fourth quarter of 2018 were $53.4 million, compared to voyage expenses of $35.6 million in the fourth quarter of 2017. The increase was mainly due to higher bunker cost in the 2018 period and more vessels in the spot market partly offset by a non-cash IFRS 15 adjustment of $0.2 million.

The Company’s VLCCs achieved time charter equivalent earnings for the vessels operating in the spot market of $34,800 per day in the fourth quarter of 2018.

Vessel operating expenses for the fourth quarter of 2018 were $21.2 million, compared to $21.5 million in the fourth quarter of 2017.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $28.3 million for the fourth quarter of 2018, compared to $26.4 million in the fourth quarter of 2017.

General & administrative expense (“G&A”) for the fourth quarter of 2018 was $2.7 million, consisting of $2.4 million cash and $0.3 million non-cash charges, compared to $1.7 million in the fourth quarter of 2017, consisting of $0.8 million cash and $0.9 million non-cash charges. The fourth quarter 2017 cash G&A includes a reversal of accrued expenses totaling about $2.4 million. Non-cash G&A includes accrual for social security tax.

Net financial expenses for the fourth quarter of 2018 were $21.2 million compared to $10.3 million in the fourth quarter of 2017. The increase was due to increased borrowings in connection with an increase in the fleet and higher LIBOR in addition to a non-cash finance expense of $6.2 million related to interest rate derivatives.

The Company had net income in the fourth quarter of 2018 of $12.0 million, or $0.08 per basic share and $0.08 per diluted share, compared to net loss in the fourth quarter of 2017 of $7.5 million, or loss of $0.05 per basic share and $0.05 per diluted share.

Net cash provided by operating activities for the fourth quarter of 2018 was $28.3 million compared to net cash provided by operating activities of $7.4 million for the fourth quarter of 2017. The increase is mainly due to net income of $12 million in the fourth quarter 2018 compared to net loss of $7.5 million in the fourth quarter 2017.

Net cash used in investing activities was $41.8 million in the fourth quarter of 2018 of which $57.8 million related to investment in vessels under construction and $10.1 million related to capital expenditures for vessels undergoing special survey and drydocking in addition to scrubber installments offset by $25.7 million related to sale of vessels. Net cash provided by investing activities was $27.9 million in the fourth quarter of 2017 comprising $44.7 million related to sale of vessels offset by $17.3 million related to investment in vessels under construction.

Net cash provided by financing activities for the fourth quarter of 2018 was $21.9 million comprising $55.0 million related to issuance of debt offset by $16.1 million related to scheduled repayment of long term debt, $8.7 million related to repayment of long-term debt in connection with sale of vessels, $5.0 million related to repurchase of shares and $2.9 million related to cash dividend paid. Net cash used in financing activities for the fourth quarter of 2017 was $44.6 million comprising $24.3 million related to repayment of long-term debt in connection with sale of vessels, $17.5 million related to scheduled repayment of long term debt and $2.8 million related to cash dividend paid.

As of December 31, 2018, our cash balance was $94.9 million, compared to $77.3 million as of December 31, 2017.

We declared a cash dividend of $0.05 per common share for the fourth quarter of 2018 payable on February 26, 2019 for shareholders of record as of February 19, 2019.

We monitor our covenant compliance on an ongoing basis. As of the date of our most recent compliance certificates submitted for the fourth quarter of 2018, we are in compliance with our financial covenants.

As of December 31, 2018, we had 142,700,046 shares of our common stock outstanding compared to 142,417,407 as of December 31, 2017.

2018 FINANCIALS

We reported shipping revenues for 2018 of $375.9 million compared to $355.1 million in 2017. The change from the 2017 period to the 2018 period was due to an increase in the fleet partly offset by lower tanker rates and a non-cash IFRS 15 adjustment of $0.8 million.

Voyage expenses for 2018 were $161.9 million compared to voyage expenses of $113.3 million in 2017.  The increase was mainly due to higher bunker cost in the 2018 period and more vessels in the spot market in addition to a non-cash IFRS 15 adjustment of $0.5 million.

Vessel operating expenses for 2018 were $75.8 million, compared to $72.4 million in 2017. The increase is mainly due to an increase in the fleet.

Depreciation and amortization, including depreciation of capitalized survey expenses, was $103.5 million in 2018, compared to $96.8 million in 2017. The increase was due to an increase in the fleet.

We recorded an impairment charge of $3.5 million in 2018 related to the sale of DHT Cathy and DHT Sophie. 2017 includes non-cash impairment charges of $8.5 million and loss of $3.5 million related to the sale of vessels.

G&A for 2018 was $15.1 million, consisting of $12.6 million cash and $2.5 million non-cash, compared to $17.2 million, consisting of $12.4 million cash and $4.8 million non-cash for 2017. Cash G&A for 2017 includes $1.9 million in advisory fees related to the Frontline proposal to acquire all outstanding shares in DHT.

Net financial expenses for 2018 were $63.1 million, compared to $36.6 million in 2017. The increase includes a non-cash finance expense of $4.3 million related to upfront fees in connection with the refinancing, a non-cash finance expense of $3.6 million related to the private exchange of convertible notes due 2019, a non-cash loss of $5.2 million in 2018 compared to a non-cash gain of $2.2 million in 2017 related to interest rate derivatives, increased borrowings in connection with an increase in the fleet and higher LIBOR.

We had net loss for 2018 of $46.9 million, or loss of $0.33 per basic share and $0.33 per diluted share compared to net income of $6.6 million, or $0.05 per basic share and $0.05 per diluted share in 2017. The difference between the two periods reflects lower freight rates partly offset by a larger fleet.

Net cash provided by operating activities for 2018 was $54.0 million compared to $101.8 million for 2017. The decrease is mainly due to lower net income.

Net cash used in investing activities for 2018 was $188.2 million comprising $223.0 million related to investment in vessels under construction and $11.8 million related to investment in vessels offset by $46.4 million related to sale of vessels. Net cash used in investing activities for 2017 was $186.5 million of which $165.6 million related to investment in vessels and $132.5 million related to investment in vessels under construction offset by $111.4 million related to sale of vessels.

Net cash provided by financing activities for 2018 was $151.8 million comprising $577.6 million related to issuance of debt and $38.9 million related to issuance of convertible bonds offset by $377.9 million related to repayment of long-term debt in connection with refinancing, $53.0 million related to scheduled repayment of long term debt, $17.3 million related to repayment of long term debt in connection with sale of vessels, $11.5 million related to cash dividends paid and $5.0 million related to repurchase of shares. Net cash provided by financing activities for 2017 was $52.7 million comprising $200.5 million related to issuance of debt offset by $57.7 million related to scheduled repayment of long term debt, $49.6 million related to repayment of long term debt in connection with sale of vessels, $23.3 million related to cash dividends paid and $17.1 million related to repurchase of convertible senior notes.

As of December 31, 2018, our cash balance was $94.9 million, compared to $77.3 million as of December 31, 2017.

As of December 31, 2018, we had 142,700,046 shares of our common stock outstanding compared to 142,417,407 as of December 31, 2017.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

USD in thousands except per share	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	2018	2017
Reconciliation of Adjusted Net Revenue

Shipping revenues	138,620	90,177	67,233	79,911	92,244	375,941	355,052
Voyage expenses	(53,389)	(41,983)	(32,798)	(33,721)	(35,619)	(161,891)	(113,301)
Adjusted Net Revenue	85,231	48,194	34,435	46,191	56,625	214,050	241,751

Reconciliation of Adjusted EBITDA

Net income/(loss) after tax	11,983	(21,475)	(28,222)	(9,213)	(7,514)	(46,927)	6,602
Income tax expense/(income)	(16)	40	40	18	(2)	83	131
Other financial (income)/expenses	579	3,850	606	(92)	253	4,943	(443)
Fair value (gain)/loss on derivative financial instruments	6,222	(486)	(187)	(359)	(435)	5,191	(2,154)
Interest expense	14,784	13,300	15,883	10,244	10,664	54,211	40,109
Interest income	(120)	(73)	(80)	(71)	(41)	(345)	(140)
Share of profit from associated companies	(217)	(189)	(194)	(258)	(172)	(858)	(802)
(Profit)/loss, sale of vessel	(122)	–	–	46	3,257	(75)	3,540
Impairment charges	–	3,500	–	–	1,053	3,500	8,540
Depreciation and amortization	28,251	26,682	24,869	23,674	26,417	103,476	96,758
Adjusted EBITDA	61,343	25,149	12,716	23,990	33,479	123,198	152,141

EARNINGS CONFERENCE CALL AND WEBCAST INFORMATION
The company will host a conference call and webcast which will include a slide presentation at 8:00 a.m. EST/14:00 CET on Thursday February 7, 2019 to discuss the results for the quarter.

All shareholders and other interested parties are invited to join the conference call, which may be accessed by calling 1 917 720 0181 within the United States, 21 03 32 01 within Norway and +44 (0) 207 192 8501 for international callers. The passcode is “DHT” or “6097691”.

The webcast which will include a slide presentation will be available on the following link: https://edge.media-server.com/m6/p/v9s9vnkx and can also be accessed in the Investor Relations section on DHT’s website at http://www.dhtankers.com.

An audio replay of the conference call will be available through February 13, 2019.
To access the replay, dial 1 917 677 7532 within the United States, 21 03 42 35 within Norway or +44 (0) 333 300 9785 for international callers and enter “6097691” as the pass code.

ABOUT DHT HOLDINGS, INC.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC segment. We operate through our integrated management companies in Singapore and Oslo, Norway. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company’s management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 24, 2018.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Laila C. Halvorsen, CFO
Phone: +1 441 299 4981 and +47 984 39 935
E-mail: lch@dhtankers.com

DHT HOLDINGS, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)
($ in thousands)

	Note	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents		$94,944	77,292
Accounts receivable and accrued revenues	2,8	60,196	42,212
Capitalized voyage expenses	2	1,633	–
Prepaid expenses		4,338	3,197
Bunkers, lube oils and consumables		32,212	23,675
Asset held for sale		–	20,762
Total current assets		$193,323	167,137

Non-current assets
Vessels and time charter contracts	5	$1,665,810	1,444,146
Advances for vessels under construction	5	–	114,759
Other property, plant and equipment		335	464
Investment in associated company		4,388	3,992
Total non-current assets		$1,670,533	1,563,360

TOTAL ASSETS		$1,863,856	1,730,497

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses		$28,634	17,427
Derivative financial liabilities	4	1,250	545
Current portion long-term debt	4	93,815	65,053
Total current liabilities		$123,699	83,026

Non-current liabilities
Long-term debt	4	873,460	721,151
Derivative financial liabilities	4	4,486	–
Other non-current liabilities		$542	428
Total non-current liabilities		$878,489	721,579

TOTAL LIABILITIES		$1,002,188	804,605

Stockholders’ equity
Stock	6,7	$1,427	1,424
Additional paid-in capital	6,7	1,145,107	1,140,794
Treasury shares	7	(1,364)	–
Accumulated deficit	2	(285,383)	(222,087)
Translation differences		32	85
Other reserves		1,848	5,676
Total stockholders’ equity		$861,668	925,892

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$1,863,856	1,730,497

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)
($ in thousands except per share amounts)

		4Q 2018	4Q 2017	12 months 2018	12 months 2017
	Note	Oct. 1 - Dec. 31, 2018	Oct. 1 - Dec. 31, 2017	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017
Shipping revenues	2	$138,620	92,244	$375,941	355,052

Operating expenses
Voyage expenses	2	(53,389)	(35,619)	(161,891)	(113,301)
Vessel operating expenses		(21,219)	(21,478)	(75,800)	(72,431)
Depreciation and amortization	5	(28,251)	(26,417)	(103,476)	(96,758)
Impairment charges	5	–	(1,053)	(3,500)	(8,540)
Profit /( loss), sale of vessel	5	122	(3,257)	75	(3,540)
General and administrative expense		(2,669)	(1,667)	(15,052)	(17,180)
Total operating expenses		$(105,406)	(89,491)	$(359,644)	(311,749)

Operating income/(loss)		$33,214	2,753	$16,297	43,303

Share of profit from associated companies		217	172	858	802
Interest income		120	41	345	140
Interest expense		(14,784)	(10,664)	(54,211)	(40,109)
Fair value gain/(loss) on derivative financial instruments		(6,222)	435	(5,191)	2,154
Other financial income/(expenses)		(579)	(253)	(4,943)	443
Profit/(loss) before tax		$11,967	(7,516)	$(46,845)	6,733

Income tax expense		16	2	(83)	(131)
Net income/(loss) after tax		$11,983	(7,514)	$(46,927)	6,602
Attributable to the owners of parent		$11,983	(7,514)	$(46,927)	6,602

Basic net income/(loss) per share		0.08	(0.05)	(0.33)	0.05
Diluted net income/(loss) per share		0.08	(0.05)	(0.33)	0.05

Weighted average number of shares (basic)		143,499,880	142,357,205	143,429,610	124,536,338
Weighted average number of shares (diluted)		143,512,660	142,357,205	143,434,921	124,536,338

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)
($ in thousands except per share amounts)

		4Q 2018	4Q 2017	12 months 2018	12 months 2017
	Note	Oct. 1 - Dec. 31, 2018	Oct. 1 - Dec. 31, 2017	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017
Profit/(loss) for the period		$11,983	(7,514)	$(46,927)	6,602

Other comprehensive income:
Items that will not be reclassified to income statement:
Remeasurement of defined benefit obligation (loss)		(148)	(166)	(148)	(166)
Total		$(148)	(166)	$(148)	(166)
Items that may be reclassified to income statement:
Exchange gain (loss) on translation of foreign currency
denominated associate		10	53	(53)	193
Total		$10	53	$(53)	193

Other comprehensive income		$(138)	(114)	$(201)	27

Total comprehensive income for the period		$11,845	(7,627)	$(47,128)	6,628

Attributable to the owners of parent		$11,845	(7,627)	$(47,128)	6,628

 The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
($ in thousands)

		Q4 2018	Q4 2017	12 months 2018	12 months 2017
	Note	Oct. 1 - Dec. 31, 2018	Oct. 1 - Dec. 31, 2017	Jan. 1 - Dec. 31, 2018	Jan. 1 - Dec. 31, 2017
CASH FLOW FROM OPERATING ACTIVITIES
Net income / (loss)	2	$11,983	(7,514)	(46,927)	6,602

Items included in net income not affecting cash flows		36,478	32,981	128,980	117,171
Depreciation	5	28,251	26,417	103,476	96,758
Impairment charges	5	–	1,053	3,500	8,540
Amortization of debt issuance costs		2,010	1,960	11,559	7,375
(Profit) / loss, sale of vessel	5	(122)	3,257	(75)	3,540
Fair value (gain) / loss on derivative financial instruments	4	6,222	(435)	5,191	(2,154)
Compensation related to options and restricted stock		334	901	2,599	4,948
(Gain) / loss purchase of convertible bond	6	–	–	3,589	(1,035)
Share of profit in associated companies		(217)	(172)	(858)	(802)
Income adjusted for non-cash items		$48,461	25,467	82,052	123,772

Changes in operating assets and liabilities		(20,142)	(18,067)	(28,067)	(21,955)
Accounts receivable and accrued revenues	2,8	(19,199)	(13,128)	(25,421)	(9,869)
Capitalized voyage expenses	2	(219)	–	255
Prepaid expenses		3,500	624	(1,141)	430
Accounts payable and accrued expenses		216	(1,959)	8,267	5,407
Deferred shipping revenues		(2)	(829)	–	(2,154)
Bunkers, lube oils and consumables		(4,418)	(2,776)	(9,994)	(15,769)
Pension liability		(20)	–	(34)
Net cash provided by operating activities		$28,319	7,399	53,985	101,817

CASH FLOW FROM INVESTING ACTIVITIES
Investment in vessels*		(10,131)	39	(11,845)	(165,649)
Investment in vessels under construction*	5	(57,800)	(17,251)	(223,033)	(132,536)
Sale of vessels		25,678	44,749	46,393	111,418
Investment in associated company		409	415	409	415
Investment in property, plant and equipment		(4)	(12)	(88)	(193)
Net cash provided by/(used in) investing activities		$(41,848)	27,939	(188,165)	(186,545)

CASH FLOW FROM FINANCING ACTIVITIES
Cash dividends paid	7	(2,872)	(2,847)	(11,487)	(23,328)
Issuance of long term debt	4	54,953	(5)	577,685	200,452
Purchase of treasury shares	7	(5,026)	–	(5,026)	–
Purchase of convertible bonds	6	–	–	–	(17,104)
Issuance of convertible bonds	6	(401)	–	38,945	–
Scheduled repayment of long-term debt**	4	(16,051)	(17,476)	(53,002)	(57,660)
Repayment of long-term debt refinancing	4	–	–	(377,935)	–
Repayment of long-term debt, sale of vessels**	4	(8,685)	(24,267)	(17,348)	(49,635)
Net cash provided by/(used in) financing activities		$21,917	(44,595)	151,832	52,725

Net increase/(decrease) in cash and cash equivalents		8,388	(9,256)	17,652	(32,003)
Cash and cash equivalents at beginning of period		86,556	86,549	77,292	109,295
Cash and cash equivalents at end of period		$94,944	77,292	94,944	77,292

Specification of items included in operating activities:
Interest paid		10,794	7,938	40,040	32,253
Interest received		120	41	345	140

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

* Q4 2017 and 12 months 2017 restated to correct a non-routine non-cash transaction that was incorrectly presented in the condensed consolidated statement of cash flow. For additional information refer to Item 15 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.
 ** The presentation of repayment of long term debt has been split into the main categories of repayments, consequently the Q4 2017 and 12 months 2017 repayment of long term debt have been reclassified to match current presentation.

SUMMARY CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
($ in thousands except shares)

				Paid-in
				Additional	Treasury	Retained	Translation	Other	Total
	Note	Shares	Stock	Capital	Shares	Earnings	Differences	Reserves	Equity
Balance at January 1, 2017		93,433,804	$934	$881,097	$–	$(205,195)	$(108)	$8,283	$685,011
Net income/(loss) after tax						6,602			6,602
Other comprehensive income						(166)	193		27
Total comprehensive income					–	6,435	193		6,628
Cash dividends declared and paid						(23,328)			(23,328)
Issuance of stock		47,724,395	477	254,367					254,845
Purchase of convertible bonds				(2,213)					(2,213)
Compensation related to options and restricted stock		1,259,208	13	7,543				(2,607)	4,948
Balance at December 31, 2017		142,417,407	$1,424	$1,140,794	$–	$(222,087)	$85	$5,676	$925,892
	Note	Shares	Stock	Capital		Earnings	Differences	Reserves	Equity
Balance at January 1, 2018, as previously reported		142,417,407	$1,424	$1,140,794	$–	$(222,087)	$85	$5,676	$925,892
Impact of change in accounting policy	2					(4,734)			(4,734)
Adjusted balance at January 1, 2018		142,417,407	1,424	1,140,794	–	(226,821)	85	5,676	921,158
Net income/(loss) after tax						(46,927)	(53)		(46,927)
Other comprehensive income						(148)	(53)		(201)
Total comprehensive income						(47,075)			(47,128)
Cash dividends declared and paid						(11,487)			(11,487)
Purchase of treasury shares					(5,026)				(5,026)
Retirement of treasury shares		(892,497)	(9)	(3,654)	3,662				(0)
Issuance of convertible bonds				3,165					3,165
Purchase of convertible bonds				(1,613)					(1,613)
Compensation related to options and restricted stock		1,175,136	12	6,414				(3,827)	2,599
Balance at December 31, 2018		142,700,046	$1,427	$1,145,107	$(1,364)	$(285,383)	$32	$1,848	$861,668

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED DECEMBER 31, 2018

Note 1 – General information

DHT Holdings, Inc. (“DHT” or the “Company”) is a company incorporated under the laws of the Marshall Islands whose shares are listed on the New York Stock Exchange. The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is engaged in the ownership and operation of a fleet of crude oil carriers.

The financial statements were approved by the Company’s Board of Directors (the “Board”) on February 4, 2019 and authorized for issue on February 6, 2019.

Note 2 – General accounting principles

The condensed consolidated interim financial statements do not include all information and disclosure required in the annual financial statements and should be read in conjunction with DHT’s audited consolidated financial statements included in its Annual Report on Form 20-F for 2017. Our interim results are not necessarily indicative of our results for the entire year or for any future periods.

The interim condensed financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

The interim condensed financial statements have been prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The accounting policies that have been followed in these interim condensed financial statements are the same as presented in the 2017 audited consolidated financial statements.

These interim condensed consolidated financial statements have been prepared on a going concern basis.

Application of new and revised International Financial Reporting Standards (“IFRSs”)
New and revised IFRSs, and interpretations mandatory for the first time for the financial year beginning January 1, 2018 are listed below. With the exception of IFRS 15, the adoption did not have any effect on the financial statements:

IFRS 9 Financial Instruments
IFRS 15 Revenue from Contracts with Customers
Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions
Annual Improvements to IFRS Standards 2014-2016 Cycle
IFRIC 22 Foreign Currency Transactions and Advance Consideration

Adoption of IFRS 15 Revenue from Contracts with Customers
Effective from January 1, 2018, we adopted the new accounting standard IFRS 15 Revenue from Contracts with Customers using the modified retrospective method. We recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of accumulated deficit. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

For vessels operating on spot charters, voyage revenues are, under the new revenue standard, recognized ratably over the estimated length of each voyage, calculated on a load-to-discharge basis. Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port if they qualify as fulfillment costs under IFRS 15. To recognize costs incurred to fulfil a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. Reference is also made to note 2 in the Annual Report on Form 20-F for 2017.

Time charters continue to be accounted as operating leases in accordance with IAS 17 and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

The cumulative effect of the adjustments made to our condensed consolidated statement of financial position at January 1, 2018 from the adoption of IFRS 15 Revenue from Contracts with Customers was as follows:

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Balance at	Adjustments	Balance att
$ in thousands	December 31, 2017	due to IFRS 15	January 1, 2018
ASSETS
Accounts receivable and accrued revenues	42,212	(7,437)	34,775
Capitalized voyage expenses	–	1,888	1,888
LIABILITIES
Accounts payable and accrued expenses	17,427	(815)	16,613
EQUITY
Accumulated deficit	(222,087)	(4,734)	(226,821)

The impact of the adoption of IFRS 15 Revenues from Contracts with Customers on our condensed consolidated statement of financial position as of December 31, 2018, condensed consolidated income statement and condensed consolidated statement of cash flow for fourth quarter and twelve months of 2018 were as follows:

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Balance at December 31, 2018
$ in thousands	As reported	Adjustments due to IFRS 15	Balance without adoption of IFRS 15
ASSETS
Accounts receivable and accrued revenues	60,196	8,271	68,467
Capitalized voyage expenses	1,633	(1,633)	0
LIABILITIES
Accounts payable and accrued expenses	28,634	602	29,236
EQUITY
Accumulated deficit	(285,383)	6,036	(279,347)

CONDENSED CONSOLIDATED INCOME STATEMENT

	4Q 2018 Oct. 1 – Dec. 31, 2018			12 months 2018 Jan. 1 – Dec. 31, 2018
$ in thousands	As reported	Adjustments due to IFRS 15	Balance without adoption of IFRS 15	As reported	Adjustments due to IFRS 15	Balance without adoption of IFRS 15
Shipping revenues	138,620	2,815	141,435	375,941	834	376,776
Voyage expenses	(53,389)	(205)	(53,594)	(161,891)	468	(161,423)
Net income/(loss) after tax	11,983	2,610	14,593	(46,927)	1,302	(45,625)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

	4Q 2018 Oct. 1 – Dec. 31, 2018			12 months 2018 Jan. 1 – Dec. 31, 2018
$ in thousands	As reported	Adjustments due to IFRS 15	Balance without adoption of IFRS 15	As reported	Adjustments due to IFRS 15	Balance without adoption of IFRS 15
Net income / (loss)	11,983	2,610	14,593	(46,927)	1,302	(45,625)
Accounts receivable and accrued revenues	(19,199)	(2,815)	(22,014)	(25,421)	(834)	(26,255)
Capitalized voyage expenses	(219)	219	(0)	255	(255)	(0)
Accounts payable and accrued expenses	216	(13)	202	8,267	(213)	8,055
Net cash provided by operating activities	28,319	–	28,319	53,985	–	53,985

Voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. The closing balance of assets recognized from the costs to obtain or fulfil a contract was $1.6 million as per December 31, 2018. During the twelve months of 2018, $1.5 million was amortized and no impairment losses were recognized in the period.

IFRS 15 requires disclosure on the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period and an explanation of when an entity expects to recognize these amounts as revenue. We have applied the practical expedient related to performance obligation with reference to IFRS 15:121 (a), as the original expected duration of the underlying contract is one year or less. Consequently, no disclosure is presented in the notes to the interim condensed consolidated financial statements.

According to IFRS 15:114 an entity shall disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. DHT’s business is to operate a fleet of crude oil tankers and management has organized the entity as one segment based upon on the service provided. Consequently, the Company does not disaggregate revenue recognized from contracts with customers.

Note 3 – Segment reporting

Since DHT’s business is limited to operating a fleet of crude oil tankers, management has organized the entity as one segment based upon the service provided. Consequently, the Company has one operating segment as defined in IFRS 8, Operating Segments.

As of December 31, 2018, the Company had 27 vessels in operation; 5 vessels were on time charters and 22 vessels operating in the spot market.

Information about major customers:
For the period from October 1, 2018 to December 31, 2018 five customers represented $33.9 million, $12.6 million, $10.6 million, $8.8 million and $8.6 million, respectively, of the Company’s revenues. The five customers in aggregate represented $74.5 million, equal to 54 percent of the total revenue of $138.6 million for the period from October 1, 2018 to December 31, 2018.

For 2018, five customers represented $76.0 million, $38.4 million, $19.3 million, $18.7 million and $18.7 million, respectively, of the Company’s revenues. The five customers in aggregate represented $171.1 million, equal to 46 percent of the total revenue of $375.9 million for the year ending December 31, 2018.

For the period from October 1, 2017 to December 31, 2017 five customers represented $16.9 million, $12.7 million, $11.1 million, $7.7 million and $5.7 million, respectively, of the Company’s revenues. The five customers in aggregate represented $54.1 million, equal to 59 percent of the total revenue of $92.2 million for the period from October 1, 2017 to December 31, 2017.

For 2017, five customers represented $48.2 million, $39.5 million, $36.1 million, $32.3 million and $18.9 million, respectively, of the Company’s revenues. The five customers in aggregate represented $175.0 million, equal to 49 percent of the total revenue of $355.1 million for the year ending December 31, 2017.

Note 4 – Interest bearing debt

As of December 31, 2018, DHT had interest bearing debt totaling $967.3 million (including the $157.9 million convertible senior notes).

Scheduled debt repayments (USD thousands) and margin above Libor

$ in thousands	Margin above Libor	Q1 2019	Q2-Q4 2019	2020	2021	Thereafter	Total
ABN Amro Credit Facility	2.40%	8,344	25,033	33,378	33,378	369,505	469,639
Credit Agricole Credit Facility	2.19%	1,649	4,948	6,597	6,597	42,925	62,717
Danish Ship Finance Credit Facility	2.25%		2,600	39,000			41,600
Nordea Credit Facility *	2.40%	5,400	16,200	26,600	21,600	188,683	258,483
ABN Amro Revolving Credit Facility **	2.50%
Convertible Senior Notes			32,860		125,000		157,860
Total		15,394	81,641	105,575	186,575	601,113	990,299
Unamortized upfront fees bank loans							(9,140)
Difference amortized cost/notional amount convertible note							(13,883)
Total interest bearing debt							967,275

*$45.0 mill. undrawn as of December 31, 2018.
**$53.7 mill. available as of December 31, 2018.  Quarterly reduction of $1.8 million.

Refinancing
In April we entered into a $484 million secured credit facility agreement for the refinancing of 13 of the Company’s VLCCs. The following credit facilities were refinanced: Nordea Samco Credit Facility (DHT Sundarbans, DHT Taiga, DHT Redwood, DHT Hawk, DHT China, DHT Falcon and DHT Condor) $215.2 million, Nordea/DNB Credit Facility (DHT Leopard) $44.4 million, ABN Amro Credit Facility (DHT Lion, DHT Panther and DHT Puma) $118.4 million and the undrawn DNB/Nordea Credit Facility (DHT Bronco and DHT Mustang) $82.5 million. We also entered into an agreement with ABN Amro to increase the Company’s revolving credit facility to $57.3 million from the current availability of $43.4 million. Both credit facilities are described below.

ABN Amro Credit Facility
In April 2018 we entered into a credit facility with ABN Amro, Nordea, Credit Agricole, DNB, ING, Danish Ship Finance, SEB, DVB and Swedbank as lenders and DHT Holdings, Inc. as guarantor for the financing of eleven VLCCs and two newbuildings. Borrowings bear interest at a rate equal to Libor + 2.40% and the loan is repayable in quarterly installments of $8.3 million through Q2 2024 and a final payment of $286.1 with the last installment.

The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Credit Agricole Credit Facility
In June 2015 Samco Gamma Ltd and DHT Tiger Limited entered into a credit agreement with Credit Agricole for the financing of the Samco Scandinavia and the newbuilding DHT Tiger that was delivered in January 2017.  In June 2016 we made a voluntary prepayment of $5.0 million and the financing of the Samco Scandinavia is repayable with 30 quarterly installments of $0.97 million each. The $48.7million financing of DHT Tiger was drawn in 2016 in advance of the delivery of the DHT Tiger which took place in January 2017 and is repayable in quarterly installments of $0.7 million with a final payment of $29.7 in December 2023. The loan bears interest at Libor plus a margin of 2.1875%.  The credit agreement is guaranteed by DHT and contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $200 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $20 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Danish Ship Finance Credit Facility
In November 2014 we entered into a credit facility totaling $49.4 million with Danish Ship Finance (“DSF”) as lender and DHT Holdings, Inc. as guarantor for the financing of the VLCC newbuilding DHT Jaguar delivered in Q4 2015.  The full amount of the credit facility was drawn in November 2015.  Borrowings bear interest at a rate equal to Libor + 2.25% and are repayable in 10 semiannual installments of $1.3 million each from May 2016 to November 2020 and a final payment of $36.4 million in November 2020. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessel that secure the credit facility be no less than 130% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Nordea/DNB Credit Facility
The Nordea/DNB Credit Facility was repaid in full in connection with the sale of DHT Cathy and DHT Sophie in December 2018.

Nordea BW VLCC Acquisition Credit Facility
$204 million of the $300 million credit facility was borrowed during the second quarter of 2017 in connection with delivery of the nine VLCCs in water from BW.  The final $96 million was borrowed in connection with the delivery of the two VLCC newbuildings from DSME in the second quarter of 2018.  The credit facility is guaranteed by DHT Holdings, Inc., borrowings bear interest at a rate equal to Libor + 2.40%. Subsequent to the sale of the DHT Utah and DHT Utik and the delivery of DHT Stallion and DHT Colt, the current outstanding is repayable in quarterly installments of $5.4 million with a final payment of $156.3 million in the second quarter of 2023. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

* Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

In September 2018 we secured commitment to a $50 million scrubber financing structured through an increase of the existing $300 million secured credit facility entered into in the second quarter of 2017. The increased facility bear the same interest rate equal to Libor + 2.40%. As per December 31, 2018, a total of $5.0 million was drawn and $45.0 million is available. The facility will have quarterly installments of $2.5 million commencing second quarter 2020. Other terms and conditions remain unchanged.

ABN Amro Revolving Credit Facility
In November 2016, we entered into a secured five year revolving credit facility with ABN Amro totaling $50.0 million to be used for general corporate purposes, including security repurchases and the acquisition of ships. The financing bears interest at a rate equal to Libor + 2.50%.  In April 2018, we entered into an agreement with ABN Amro to increase the revolving credit facility to $57.3 million with a quarterly reduction of $1.8 million starting July 31, 2018. The credit facility contains a covenant requiring that at all times the charter-free market value of the vessels that secure the credit facility be no less than 135% of borrowings. Also, DHT covenants that, throughout the term of the credit facility, DHT, on a consolidated basis, shall maintain:
●	Value adjusted* tangible net worth of $300 million
●	Value adjusted* tangible net worth shall be at least 25% of value adjusted total assets
●	Unencumbered consolidated cash of at least the higher of (i) $30 million and (ii) 6% of our gross interest bearing debt

*Value adjusted defined as an adjustment to reflect the difference between the carrying amount and the market valuations of the Company’s vessels (as determined quarterly by an approved broker).

Convertible Senior Notes
During the second quarter of 2017 we repurchased $12.2 million of the convertible senior notes in the open market at a price of 98.4% of par. During the first quarter of 2017 we repurchased $5.0 million of the convertible senior notes in the open market at a price of 100.4% of par. During the fourth quarter of 2016 we repurchased $23.0 million of the convertible senior notes in the open market at an average price of 90.4% of par.  In February 2016 we repurchased $3.0 million of the convertible senior notes in the open market at a price of 99% of par and in April 2016 we repurchased $1.0 million of the convertible senior notes in the open market at a price of 99% of par. In August 2018, approximately $73.0 million of the 2019 Notes were exchanged for approximately $80.3 million of the 2021 Notes. The repurchased convertible senior notes have been cancelled and the current outstanding of the 2019 Notes is $32.9 million and the current outstanding of the 2021 Notes is $125.0 million.

Interest rate swaps
As of December 31, 2018, the Company has nine amortizing interest rate swaps totaling $402.0 million with maturity ranging from the second quarter 2023 to the third quarter 2023. The average fixed interest rate is 2.96%. As of December 31, 2018, the fair value of the derivative financial liability related to the swaps amounted to $5.7 million.

Covenant compliance
As of the date of our most recent compliance certificates submitted to the banks, we are in compliance with our financial covenants.

Note 5 – Vessels

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of constructing new vessels. Historically, both charter rates and vessel values have been cyclical. The carrying amounts of vessels held and used by us are reviewed for potential impairment or reversal of prior impairment charges whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel. The Company is of the view that there were no events or changes in circumstances indicating that the carrying amount of a particular vessel may not accurately reflect the recoverable amount of a particular vessel as of December 31, 2018.

Cost of Vessels $ in thousands
At January 1, 2018	1,810,158
Additions	15,373
Transferred from vessels under construction	336,890
Retirement **	(90,965)
At December 31, 2018	2,071,456

Depreciation, impairment and amortization* $ in thousands
At January 1, 2018	366,012
Depreciation and amortization	103,259
Impairment charges	3,500
Retirement **	(67,125)
At December 31, 2018	405,646

Carrying Amount $ in thousands
At January 1, 2018	1,444,146
At December 31, 2018	1,665,810

*Accumulated numbers
**Relates to completed depreciation of drydocking for DHT Sophie, DHT Lake and DHT Raven and sale of DHT Cathy and DHT Sophie.

Vessels under construction
On October 8, 2018, the Company took delivery of DHT Mustang, the last of its two VLCC newbuildings from HHI. A total of $51.4 million of debt was drawn in connection with the delivery and remaining commitment was financed with cash at hand. The Company has no further vessels under constructions and the cost of vessels under construction has been transferred to vessels and relates to the four newbuildings delivered during 2018.

Cost of vessels under construction $ in thousands
At January 1, 2018	114,759
Additions	222,131
Transferred to vessels	(336,890)
At December 31, 2018	–

Carrying Amount $ in thousands
At January 1, 2018	114,759
At December 31, 2018	–

Note 6 – Equity and Convertible Bond Offerings

Convertible Senior Note Offering
On September 16, 2014 we completed a private placement of $150 million aggregate principal amount of convertible senior notes due 2019 (the “2019 Notes”). DHT will pay interest at a fixed rate of 4.5% per annum, payable semiannually in arrears. Net proceeds to DHT were approximately $145.9 million after the payment of placement agent fees. The value of the conversion right has been estimated to $21.8 million; hence $21.8 million of the aggregate principal amount of $150.0 million was classified as equity. The Notes will be convertible into common stock of DHT at any time after placement until one business day prior to their maturity. The initial conversion price was $8.125 per share of common stock (equivalent to 18,461,538 shares of common stock), and is subject to customary anti-dilution adjustments. As a result of the cumulative effect of previously announced cash dividends, the conversion price was adjusted to $6.2599 effective May 18, 2018. Based on the adjusted conversion price and after adjusting for the repurchase of $44.2 million of the convertible senior notes in the open market at an average price of 94.5% of par, and the private exchange August 2018, the total number of shares to be issued would be 5,249,285.

In August 2018 we completed a privately negotiated exchange agreement with certain holders of the outstanding 4.5% Convertible Senior Notes due 2019 to exchange approximately $73.0 million aggregate principal amount of the existing notes for approximately $80.3 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021. In addition, a private placement of approximately $44.7 million aggregate principal amount of the Company’s new 4.5% Convertible Senior Notes due 2021 for gross proceeds of approximately $41.6 million. Net proceeds to DHT were approximately $38.9 million after the payment of placement agent fees.

Following closing of the private exchange and the private placement, there are $125 million aggregate principal amount of convertible senior notes due 2021 (the “2021 Notes”) and approximately $32.9 million aggregate principal amount of the 2019 Notes outstanding. The 2021 Notes will bear interest at a rate of 4.5% per annum on the principal amount accruing from August 21, 2018. Interest will be payable semiannually in arrears on February 15 and August 15 each year, beginning on February 2019. Interest is computed on the basis of 360-day year comprised of twelve 30-days months. The initial conversion price was $6.2599 per share of common stock (equivalent to an initial conversion rate of 159.7470 shares of common stock per $1,000 aggregate principal amount of 2021 Notes) and is subject to customary anti-dilution adjustments. Based on the conversion price, the total number of shares to be issued would be 19,968,370. The 2021 Notes will mature on August 15, 2021, unless earlier converted, redeemed or repurchased in accordance with their terms.

We have concluded that the adjustment of the conversion rate upon the payment of cash dividends does not result in an accounting entry as the liability and equity components of the instrument are not re-measured as a result of the cash dividend. This is based on the fact that we have determined that the Notes are non-derivative financial instruments that contain both liability and equity components. The financial liability is the contractual obligation to make interest and principal payments and the equity component is the right of the holders of the Notes to convert the Notes into a fixed number of the Company’s common shares. In accordance with IAS 32, the liability component was measured first and is recorded at its amortized cost over the life of the instrument. The equity component was assigned the residual amount after deducting the amount separately determined for the liability component. The equity component was recorded as part of additional paid-in capital and is never re-measured.

The determination that the conversion feature is an equity instrument (rather than a derivative liability accounted for under IAS 39) was made on the basis that there is no variability in the number of equity instruments delivered upon conversion (i.e. the exchange meets the “fixed for fixed” requirements set forth under IAS 32). In making the determination, the Company considered that the Notes contain a mechanism whereby the conversion rate of the Notes is adjusted for cash dividends paid by the Company. Although this adjustment results in variability in the number of common shares delivered, the fact that this variability serves to maintain the relative economic rights of the holders of the Notes results in no violation of the “fixed for fixed” requirement.

Note 7 – Stockholders equity and dividend payment

	Common stock	Preferred stock
Issued at December 31, 2018	142,700,046	0
Shares to be issued assuming conversion of
convertible notes due 2019*	6,562,001
Shares to be issued assuming conversion of
convertible notes due 2021*	29,761,913
Numbers of shares authorized for issue
at December 31, 2018	250,000,000	1,000,000
Par value	$ 0.01	$ 0.01
*assuming the maximum Fundamental Change conversion rate.

Common stock:
Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders.

Preferred stock:
In the first quarter 2017, the board established two series of preferred stock: Series C Preferred Stock and Series D Preferred Stock, the terms of which are detailed in Current Reports on Form 6-K dated January 30, 2017 and March 24, 2017, respectively.  As of December 31, 2018, no shares of Series C Preferred Stock or Series D Preferred Stock were outstanding.   Terms and rights of any other preferred shares will be established by the board when or if such shares would be issued.

Stock repurchase
In December 2018, the Company purchased 1,228,440 of its own shares in the open market for an aggregate consideration of $5.0 million, at an average price of $4.07 per share. As per December 31, 2018 a total of 892,497 shares were retired, while the remaining 335,943 shares were held as treasury shares and retired in January 2019.

Dividend payment

Dividend payment as of December 31, 2018:

Payment date	Total Payment	Per common share
November 23, 2018	$2.9 million	$0.02
August 31, 2018	$2.9 million	$0.02
May 30, 2018	$2.9 million	$0.02
February 28, 2018	$2.9 million	$0.02
Total payment as per December 31, 2018	$11.5 million	$0.08

Dividend payment as of December 31, 2017:

Payment date	Total Payment	Per common share
December 6, 2017	$2.8 million	$0.02
August 31, 2017	$2.8 million	$0.02
May 31, 2017	$10.1 million	$0.08
February 22, 2017	$7.6 million	$0.08
Total payment as per December 31, 2017	$23.3 million	$0.20

Note 8 – Accounts receivable and accrued revenues

Accounts receivable and accrued revenues totaling $60.2 million as of December 31, 2018 consists mainly of accounts receivable with no material amounts overdue.

Note 9 - Financial risk management, objectives and policies

Note 9 in the 2017 annual report on Form 20-F provides for details of financial risk management objectives and policies.

The Company’s principal financial liability consists of long-term debt with the main purpose being to partly finance the Company’s assets and operations. The Company’s financial assets mainly comprise cash. The Company is exposed to market risk, credit risk and liquidity risk. The Company’s senior management oversees the management of these risks.

Note 10 – Subsequent events

On February 4, 2018 the Board approved a dividend of $0.05 per common share related to the fourth quarter 2018 to be paid on February 26, 2019 for shareholders of record as of February 19, 2019.